UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

05048967

March 25, 2005

John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/25/2005

Re: Ford Motor Company
Incoming letter dated March 23, 2005

Dear Mr. Chevedden:

This is in response to your letter dated March 23, 2005 concerning the shareholder proposal submitted to Ford by John Chevedden. On February 27, 2005, we issued our response expressing our informal view that Ford could exclude the proposal from its proxy materials for its upcoming annual meeting. You have asked us to reconsider our position.

After reviewing the information contained in your letter, we find no basis to reconsider our position.

RECD S.E.C.
MAR 2 8 2005
1086

Sincerely,

Martin P. Dunn
Deputy Director

cc: Peter J. Sherry, Jr.
Secretary
Ford Motor Company
One American Road
Room 1134 WHQ
Dearborn, MI 48126

PROCESSED
APR 1 2 2005
THOMSON
FINANCIAL

From: John Chevedden [jr7cheve7@earthlink.net]
Sent: Thursday, March 24, 2005 2:02 AM
To: CFLETTERS@SEC.GOV
Cc: Sherry Jr., Peter (P.J.)
Subject: Ford Motor Company (F): REQUEST FOR RECONSIDERATION

JOHN CHEVEDDEN
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

March 23, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Ford Motor Company (F)
REQUEST FOR RECONSIDERATION
Rule 14a-8 Proposal: Independent Board Chairman
Shareholder: John Chevedden

Ladies and Gentlemen:

The Boeing Company (January 27, 2005) proposal on this same topic did not receive Staff concurrence to exclude even upon reconsideration. The Boeing reconsideration has a later date than the Ford Staff Response Letter.
This is the text of the independent chairman proposal submitted to Boeing that did not receive Staff concurrence to exclude:
"RESOLVED: Shareholders request that our Board adopt a full-time policy that an independent director shall serve as Chairman of the Board of Directors.
In other words that our Chief Executive Officer shall not concurrently serve as his own Chairman of the Board. And formalize this as corporate governance policy or bylaw."

Source: The Boeing Company (January 27, 2005) The Boeing Company (March 10, 2005) (Reconsideration)

This is the similar text of the independent chairman proposal submitted to Ford:
"RESOLVED: Shareholders request that our Board of Directors adopt a policy, formalized as corporate governance policy or bylaw, that an independent director, according to the 2004 Council of Institutional Investors definition, serve as chairman of the Board of Directors. Stated most simply, an independent director is a person whose directorship constitutes his or her only connection to our company."

The Staff Response Letter in Ford Motor Company (February 27, 2005) states: "As it does not appear to be within the power of the board of directors to ensure that its chairman retains his or her independence at all times and the proposal does not provide the board with an opportunity or mechanism to cure such a violation of the standard requested in the proposal Š"

To the contrary the company already clearly has the power and mechanism to ensure an Independent Chairman of the Board. For example the board has the power and mechanism to add independence to the qualifications of office. The board also has the power to inform the Chairman that he will be removed from office if he does not continue to meet the qualifications of office. The company already has a means to replace the chairman if he subsequently fails to meet the qualifications of office. Additionally the company has the power and flexibility to appoint an interim Chairman if the company is faced with an immediate need to remove the Chairman.

The company may also have the power and flexibility of rotating independent directors to be the Chairman just as some companies now rotate directors to hold the office of lead director.

For these reasons this is to respectfully request reconsideration.

Sincerely,

John Chevedden

cc: Ray T. Chevedden
Peter Sherry, Jr.